Cxffeeblack Inc (the "Company") a Delaware Company

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Cxffeeblack Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related consolidated statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 29, 2024

Vincenzo Mongio

Consolidated Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,179	1,331
Inventory	87,464	52,963
Total Current Assets	88,643	54,294
TOTAL ASSETS	88,643	54,294
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Notes Payables	58,138	135,614
Sales Tax Payable	51	312
Total Current Liabilities	58,189	135,926
Long-term Liabilities		
Future Equity Obligations	80,000	-
Total Long-Term Liabilities	80,000	-
TOTAL LIABILITIES	138,189	135,926
EQUITY		
Accumulated Distributions	(74,790)	(9,319)
Retained Earnings/ (Accumulated Deficit)	25,244	(72,312)
Total Equity	(49,546)	(81,631)
TOTAL LIABILITIES AND EQUITY	88,643	54,294

Consolidated Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Distributions	Retained Earnings/(Accumulated Deficit)	Total Shareholder Equity
	# of Shares Amount					
Beginning Balance at 1/1/2022	-		-	139,998	-	139,998
Capital Distributions	-		-	(149,317)	-	(149,317)
Net Income (Loss)	-		-	-	(72,312)	(72,312)
Ending Balance 12/31/2022	-		-	(9,319)	(72,312)	(81,631)
Capital Distributions, net	-		-	(65,471)	-	(65,471)
Issuance of Common Stock upon formation of C-Corporation on July 24th, 2023	1		-	-	-	-
Prior Period Adjustment	-		-	-	27,087	27,087
Net Income (Loss)	-		-	-	70,469	70,469
Ending Balance 12/31/2023	1		-	(74,790)	25,244	(49,546)

Consolidated Statement of Operations

	Year Ended December 31,	
	2023	2022
Revenue	333,449	245,097
Cost of Revenue	129,639	85,547
Gross Profit	203,810	159,550
Operating Expenses		
Advertising and Marketing	16,320	24,404
General and Administrative	233,361	283,559
Research and Development	-	31
Total Operating Expenses	249,681	307,994
Operating Income (loss)	(45,871)	(148,444)
Other Income		
Other	122,063	78,429
Total Other Income	122,063	78,429
Other Expense		
Exchange Expenses	1,542	-
Interest Expense	4,181	2,297
Total Other Expense	5,723	2,297
Earnings Before Income Taxes	70,469	(72,312)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	70,469	(72,312)

Consolidated Statement of Cash Flows

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	70,469	(72,312)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	(34,501)	(52,963)
Sales Tax Payable	(261)	312
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(34,762)	(52,651)
Net Cash provided by (used in) Operating Activities	35,707	(124,963)
FINANCING ACTIVITIES		
Capital Distributions, net	(65,471)	(149,317)
Proceeds from Future Equity Obligations	80,000	-
Proceeds from/(Repayments of) Debt	(50,388)	269,082
Net Cash provided by (used in) Financing Activities	(35,859)	119,765
Cash at the beginning of period	1,331	6,529
Net Cash increase (decrease) for period	(152)	(5,198)
Cash at end of period	1,179	1,331

Cxffeeblack Inc.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Cxffeeblack Inc. ("the Company") was formed in Delaware on July 24th, 2023. The Company had previously operated under Cxffeeblack, LLC, which was founded in Tennessee in December of 2019. The Company wholly-owns Cxffeeblack LLC. The Company is a mix of coffee production, wholesaling, and retail with an emphasis on the culture relevance of coffee to indigenous cultures worldwide and building consumer awareness around their contributions and sustainability practices. The Company generates revenue through retail sales, wholesale, and brand partnerships. The Company plans to expand into ready to drink ("RTD"), full retail shops, and white labeling as additional revenue streams.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Cxffeeblack LLC a Tennessee entity formed in December of 2019. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Other Income

The Company generated other income of $122,063 and $78,429 in 2023 and 2022, respectively. In 2023, the Company's other income was primarily generated from $76,000 in grants for their community training and educational programs, $26,079 from writing a pilot for a tv show for a major television channel, and $20,000 for collaborating with other brands and marketing their products. In 2022, the Company's other income was primarily generated from $55,000 in brand collaboration.

Inventory

The Company had an inventory balance of $87,464 as of December 31st, 2023. The Company values its inventory using the FIFO (First-In, First-Out) valuation method of accounting.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States and Tennessee.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

In 2022, the Company took out several Shopify Capital loans which were an advance of sales. The loans included amounts of $15,000 for which $16,200 was required to be repaid back with a remittance percentage of 10%, $900 for which $1,017 was required to be repaid back with a remittance percentage of 17%, $11,000 for which $12,100 was required to be repaid back with a remittance percentage of 14%, $12,000 for which $12,960 was required to be repaid back with a remittance percentage of 10%. The loans contained standard terms of 18 months to repay and the Company has been able to repay all monies borrowed. The balance of the loans was $18,368 as of December 31st, 2022, and were fully paid off in 2023.

In March of 2022, the Company took out term loans from a third party. The amounts were $52,500, $10,000 and $12,500, respectively. The $52,500 and $12,500 term loans have an interest rate of 5% and 60 month terms. The $10,000 term loan has an interest rate of 8.50% and 60 month terms. The aggregate outstanding balances for the loans were $58,138 as of December 31st, 2023.

The Company entered into two loan agreements with a third party for which they received $20,000. The loan accrued interest at 7% and had a 12-month maturity date. After the maturity date, the interest increased to 10% on principal and unpaid interest. The balance of these loans was $7,389 as of December 31st, 2022, and were paid off in 2023.

The Company entered into an agreement for which they were loaned $34,000 from a third party. The loan contained a fee of $2,000 and was paid off in 2023.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no stated discount. The valuation caps of the agreements entered were $4M.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$58,138
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common share with a par value of $0.0001 per share. 1 common share was issued and outstanding as of 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 29, 2024, the date these financial statements were available to be issued.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $100,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no stated discount. The valuation caps of the agreements entered were $4M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, incurred negative working capital in 2022, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.